22003291

ANNUAL REPORTS

FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-12645

SEC Mail Processing
MAR 01 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COUNTRY Capital Management Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1705 Towanda Ave.
(No. and Street)

Bloomington	IL	61701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Miles Kilcoin	309-821-2669	miles.kilcoin@countryfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 N. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Miles Kilcoin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DENISE L VERPLAETSE
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/26/2022

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Year Ended December 31, 2021

Contents

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2021, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on

the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as COUNTRY Capital's auditor since 1989
February 25, 2022

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	1,511,358
Equity securities, trading, at fair value		3,785,837
Receivable due from parent and affiliates		21,869
Accounts receivable - net of credit loss allowance		754,999
Income taxes recoverable		1,497
Prepaid expenses		35,005
Other assets		7,015
Total assets	$	6,117,580
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	858,098
Payable to parent and affiliates		199,040
Income taxes payable		31,480
Net deferred tax liability		73,558
Contract liability		20,617
Total liabilities		1,182,793
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares		500,000
Retained earnings		4,434,787
Total stockholder's equity		4,934,787
Total liabilities and stockholder's equity	$	6,117,580

See accompanying notes

COUNTRY Capital Management Company

Statement of Operations

Year Ended December 31, 2021

Revenues	
Marketing fees:	
Insurance sales	$ 8,255,626
Mutual fund sales	2,408,746
College savings plans	402,575
Service fees from parent	1,200,000
Investment income	132,567
Net gain on trading securities	54,026
Total revenues	12,453,540
Expenses	
Commission expense:	
Insurance sales	4,932,959
Mutual fund sales	1,433,679
College savings plans	238,706
General management services – affiliates	5,431,158
Professional services	8,691
Dues and assessments	15,859
Other expenses	24,428
Total expenses	12,085,480
Income before income taxes	368,060
Income taxes:	
Current income tax expense	94,687
Deferred income tax expense	5,622
Total income tax expense	100,309
Net income	$ 267,751

See accompanying notes

COUNTRY Capital Management Company

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2021

	Common Stock	Retained Earnings	Total
Balance, January 1, 2021	$ 500,000	$ 4,167,036	$ 4,667,036
Net income	–	267,751	267,751
Balance, December 31, 2021	$ 500,000	$ 4,434,787	$ 4,934,787

See accompanying notes

COUNTRY Capital Management Company

Statement of Cash Flows

Year Ended December 31, 2021

Operating activities	
Net income	$ 267,751
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax expense	5,622
Net realized gain on sale of trading securities	(37,829)
Net unrealized gain on trading securities	(16,197)
Purchase of trading securities	(426,476)
Sale of trading securities	300,922
(Increase) decrease in assets	
Receivable due from parent and affiliates	2,268
Accounts receivable - net of credit loss allowance	(132,467)
Income taxes recoverable	5,278
Prepaid expenses	2,885
Other assets	(1,330)
(Decrease) increase in liabilities	
Accounts payable and accrued expenses	91,056
Payable to parent and affiliates	179,397
Income taxes payable	27,199
Contract liability	(5,816)
Net cash provided by operating activities	262,263
Increase in cash and cash equivalents	262,263
Cash and cash equivalents at beginning of year	1,249,095
Cash and cash equivalents at end of year	$ 1,511,358

See accompanying notes

COUNTRY Capital Management Company

Notes to Financial Statements

December 31, 2021

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Company (IAHC), which, in turn, is a subsidiary of the Illinois Agricultural Association (IAA).

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable and fixed annuities, variable universal life insurance, and college savings plans for the financial representatives of the COUNTRY® Financial brand. Marketing fees from variable and fixed annuities and variable universal life insurance products represented approximately 66% of total revenues in 2021. Marketing fees from mutual funds represented approximately 19% of total revenues in 2021 and are generated through the sales of mutual funds offered by unaffiliated brokers. Marketing fees from sales of college savings plans represented 3% of total revenues in 2021. Although COUNTRY Capital is registered in 30 states, its principal market is Illinois. COUNTRY Capital operates as a single segment.

Although the effects of the COVID-19 pandemic appear to be diminishing since its start in early 2020, the volatile economic conditions stemming from the pandemic, as well as reactions to future pandemics or new strains or resurgences of COVID-19, could adversely affect COUNTRY Capital's business and financial condition. To date, its impact over COUNTRY Capital's operating and financial results has been insignificant.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Investment Securities

The investment portfolio is carried at fair value. Changes in fair values of these securities are reported in earnings. Fair values of exchange traded funds and mutual funds are based upon quoted market prices.

In determining the cost basis of a security upon its sale, COUNTRY Capital uses the specific identification of that security's cost basis.

Revenue Recognition

COUNTRY Capital earns marketing fees from the insurance companies, mutual funds and college savings plans it has contracts with. The marketing fees are broken down into the upfront sales commission earned at a point in time upon the sale of distribution services and a trail commission earned over time for providing ongoing distribution services. Marketing fee income is recognized as revenue on a trade-date basis as transactions occur.

Additionally, COUNTRY Capital earns a service fee from its parent, COUNTRY Life. The service fee is earned ratably over the annual service period, based on the terms of the service agreement, for maintaining a block of compliant insurance and financial products.

2. Significant Accounting Policies (continued)

Within the identified insurance company, mutual funds and college savings plan promises, COUNTRY Capital identified a distinct service, the promise to sell, and a promise to provide distribution services. COUNTRY Capital determined that each day of service is distinct in that each day is both capable of being distinct as the customer can benefit from each day on its own and no day of service significantly impacts COUNTRY Capital's ability to fulfill another day of service nor does one day significantly modify another day. Additionally, COUNTRY Capital determined that the services represent a series of distinct services in that each day is substantially the same and has the same pattern of transfer to the customer. Therefore, the performance obligations are that of 1) selling, and 2) providing distribution services.

The upfront commission and trail are both considered variable. The upfront commission is considered variable due to the existence of chargeback rights if the investor withdraws the funds within a certain amount of time. The trail commission is considered variable as it is based upon the assets under management held after a specified holding period. Based on COUNTRY Capital's assessment of variable constraints, COUNTRY Capital recognizes a refund liability for chargebacks representing the amount expected to be refunded. As of December 31, 2021, the refund liability for chargebacks is $20,617 recorded as a Contract liability in the Statement of Financial Condition.

COUNTRY Capital records receivables for marketing fees in the month the performance obligations are met using the output method which is a direct measurement of the value of the services transferred to the customer to date. Accruals are estimated based on the expected value. As of December 31, 2021, the receivable balance is $754,999.

Contract costs will be accrued and recorded as contract liabilities. These costs are expensed at the time the performance obligation is met as substantially all the efforts in generating the upfront and trail commissions have been completed. As of December 31, 2021, there is no accrued liability for contract costs recorded as a Contract liability in the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Financial Instruments – Credit Losses

COUNTRY Capital estimates expected credit losses over the life of its financial assets, as of the reporting date, based on relevant information about past events, current conditions, and reasonable and supportable forecasts. COUNTRY Capital records the estimate of expected credit losses as an allowance for credit losses, if any. To determine the expected credit loss estimate COUNTRY Capital applies a percentage to the balance of trade receivables each month. The percentage is based on vendor information, current market conditions, and forecast of future market conditions. Credit loss allowances are recorded net in Accounts receivable in the Statement of Financial Condition.

	January 1, 2021	Current Year Credit Loss Provision	December 31, 2021
Credit Loss Allowance	$ 5,597	$ 966	$ 6,563

3. Investment Securities

COUNTRY Capital has a portfolio of equity securities which are carried at fair value based on quoted market prices, with changes in fair value reported in earnings. The $54,026 net gain on trading securities included in the Statement of Operations includes $38,033 of net realized gains on equity securities sold during the year and $16,225 of net unrealized gains on equity securities still held at December 31, 2021. The remaining $232 reflects losses on short-term investments during the year.

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the accompanying Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy of inputs, as defined by Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, is as follows:

- Level I – Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level II – Inputs are other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
- Level III – These are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements, by level for the investment in equity securities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
December 31, 2021				
Investments in mutual funds:				
U.S. fixed income	$ 2,337,066	$ –	$ –	$ 2,337,066
International fixed income	445,528	–	–	445,528
U.S. equities	755,658	–	–	755,658
International equities	247,585	–	–	247,585
Total	$ 3,785,837	$ –	$ –	$ 3,785,837

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, COUNTRY Capital had net capital of $3,593,563 and net capital requirements of $100,000. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.31 to 1.00 at December 31, 2021. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products not offered by COUNTRY Life. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $1,200,000 in 2021. The service fees generated under this agreement accounted for 10% of COUNTRY Capital's total revenues in 2021. COUNTRY Capital operates as a single segment.

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital recorded $5,384,643 in 2021 for the management and operational services provided by CC Services, Inc., which are included in General management services – affiliates in the accompanying Statement of Operations. As of December 31, 2021, amounts payable, net of receivables, to CC Services, Inc. of $198,658 are included in Payable to parent and affiliates in the accompanying Statement of Financial Condition. COUNTRY Capital recorded $46,515 in 2021 for services provided by IAA including, but not limited to, administration services, boards of directors, general counsel, and treasury services, which are included in General management services – affiliates in the accompanying Statement of Operations.

COUNTRY Capital administers existing policies and contracts based on regulatory requirements and agent commissions related to the closed block of variable universal life and variable annuity business for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital earned commissions of $286,981 for brokering the products during 2021 which are included in Marketing fees - Insurance sales in the accompanying Statement of Operations. As of December 31, 2021, commissions receivable from COUNTRY Investors Life Assurance Company of $18,423 are included in Receivable due from parent and affiliates in the accompanying Statement of Financial Condition.

7. Income Taxes

COUNTRY Capital will file a consolidated federal income tax return with the Illinois Agricultural Holding Company and its subsidiaries. The 2021 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, dividend received deduction, and prior year taxes. The amount due to the IAHC for income taxes was $29,625 as of December 31, 2021. The Company has a written agreement which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. As provided in Treasury Regulation Section 1.1552-1(a)(2) as supplemented by the methodology in Section 1.1502-33(d)(3), allocation of the consolidated tax liability to each company of the consolidated group is based upon that company's separate return liability provided, however, that intercompany transactions which are deferred under a consolidated return, as well as losses incurred and credits utilized by the consolidated group, shall be recognized. Such provisions shall be applied taking into account the subgroup method set forth in Treasury Regulation Section 1.1502-47 and the related limitations on utilizing a loss from a life or nonlife subgroup, as applicable, against the income of the other subgroup. Intercompany tax balances are settled within 30 days of the filing of the applicable estimated or actual consolidated federal income tax return.

The components of income tax expense for the year ended December 31, 2021 are as follows:

	Federal	State	Total
Current income tax expense	$ 66,101	$ 28,586	$ 94,687
Deferred income tax expense	2,778	2,844	5,622
Income tax expense	$ 68,879	$ 31,430	$ 100,309

COUNTRY Capital made tax payments of $62,366 and received refunds of $155 in 2021.

The gross deferred tax asset at December 31, 2021 relates primarily to the unrealized loss on investments and contract liability as of December 31, 2021. The gross deferred tax liability at December 31, 2021 relates primarily to prepaid expenses and unrealized gain on investments. At December 31, 2021, COUNTRY Capital had recorded gross deferred tax assets and liabilities of $19,687 and $93,245 respectively; and no valuation allowances.

7. Income Taxes (continued)

COUNTRY Capital did not recognize any liability for uncertain tax positions and does not foresee any changes in the next 12 months.

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. COUNTRY Capital received no interest and paid no penalties for the year ended December 31, 2021.

COUNTRY Capital, as a member of the consolidated filing with the IAHC, files tax returns in the U.S. federal and Illinois jurisdictions. COUNTRY Capital files additional state tax returns with CC Services, Inc., or on a stand alone basis depending on the state. As of 2021, the tax years that remain subject to examination begin with 2016.

At December 31, 2021, COUNTRY Capital has no federal or state net operating loss carryforwards.

8. Subsequent Events

Subsequent events have been evaluated through February 25, 2022, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and
Aggregate Indebtedness Under Rule 15c3-1

December 31, 2021

Aggregate indebtedness		
Accounts payable and accrued expenses, income taxes payable, payable to parent and affiliates, and contract liability		$ 1,109,235
Net capital		
Common stock		500,000
Retained earnings		4,434,787
Total stockholder's equity		4,934,787
Addition adjustment:		
Deferred tax liability		73,558
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliates	$ 21,869	
Accounts receivable – net of credit loss allowance	754,999	
Income taxes recoverable	1,497	
Prepaid expenses	35,005	
Other assets	5,000	
Securities haircut	596,412	1,414,782
Net capital		$ 3,593,563
Capital requirements		
Minimum net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of requirements		3,493,563
Net capital as above		$ 3,593,563
Ratio of aggregate indebtedness to net capital		0.31 to 1

No material differences exist between the above computation and the computation included in COUNTRY Capital's corresponding unaudited FOCUS Part IIA filing as of December 31, 2021 submitted January 26, 2022.

COUNTRY Capital Management Company

Schedule II – Computation for
Determination of Reserve Requirements Under Rule 17a-5(d)

December 31, 2021

COUNTRY Capital is exempt of the computation of reserve requirements by relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

COUNTRY Capital Management Company

Schedule III – Information Relating to
Possession or Control of Securities Under Rule 17a-5(d)

December 31, 2021

COUNTRY Capital is exempt of the possession and control requirements by relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

COUNTRY Capital Management Company
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2021, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on

the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as COUNTRY Capital's auditor since 1989
February 25, 2022

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2021, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on

the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as COUNTRY Capital's auditor since 1989
February 25, 2022

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of COUNTRY Capital Management Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of COUNTRY Capital Management Company (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries made via check dated July 26, 2021.

   No findings were noted as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021.

   No findings were noted as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were noted as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were noted as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of COUNTRY Capital Management Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of COUNTRY Capital Management Company (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries made via check dated July 26, 2021.

   No findings were noted as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021.

   No findings were noted as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were noted as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were noted as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022